ADB

Asian Development Bank

Suppl.

83-2

12025396

Our Ref: TR/150.01/MM/12-001
Your Ref: SEC File No. 83-2
27 January 2012

SEC
Mail Processing
Section

JAN 30 2012

Washington, DC
125

Registered Air Mail
File Desk, Room 1004
United States Securities &
Exchange Commission
100 F. Street, NE
Washington D.C. 20549

Dear Sirs,

Re: Section 11(a) of the Asian Development Bank Act
Regulation AD Rule 2 (a)

Enclosed are two copies of the regular periodic report for the quarter ended 31 December 2011 which ADB files in accordance with the above Regulation.

Sincerely yours,

Monish Mahurkar

MONISH MAHURKAR
Officer-in-Charge, TDFD

Encl.: a/s

Cc: Ms. Wanda Olson
Cleary, Gottlieb, Steen & Hamilton
One Liberty Plaza
New York, New York 10006

Mr. Jeremy H. Hovland
General Counsel

Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the
Asian Development Bank –
Regulation AD R[illegible])

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 31 December 2011

ASIAN DEVELOPMENT BANK
6 ADB Avenue
Mandaluyong City
1550 Metro Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary obligations during the quarter:

Summary information in respect of purchases and sales of ADB's primary obligations in the fourth quarter of 2011 is set out in Appendices A and B.

(2) Copies of the ADB's regular quarterly financial statements:

ADB's balance sheet and the related statements of income and expenses, cash flows and changes in capital and reserves at 31 December 2011 is expected to be approved by ADB's Board of Directors in April 2012 and by ADB's Board of Governors at its 45th Annual Meeting and, once approved, will be provided along with the ADB Information Statement, which is expected to be filed in April 2012.

(3) Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

On 3 October 2011, Stephen P. Groff succeeded C. Lawrence Greenwood, Jr. as Vice-President (Operations 2).

On 21 November 2011, Bindu Lohani succeeded Ursula Schaefer-Preuss as Vice-President (Knowledge Management and Sustainable Development). On the same date, Thierry de

Longuemar succeeded Bindu Lohani as Vice-President (Finance and Administration).

(4) Copies of the Global Borrowing Authorization for 2012 and the Global Authorization for Currency Liability and Interest Rate Swap Transactions in 2012 are set out in Appendices C and D.

ASIAN DEVELOPMENT BANK
TREASURY DEPARTMENT
FUNDING DIVISION

APPENDIX A

SUMMARY OF NEW BORROWINGS
FOR THE FOURTH QUARTER 2011

SECID	ISSUE DATE	MATURITY DATE	DESCRIPTION	CCY	PRINCIPAL AMOUNT
0870_GMTN0623_01_1	06-Oct-11	20-May-14	NOK250,000,000 3.375% Notes	NOK	250,000,000
0889_GMTN0642_00_2	20-Oct-11	20-Oct-17	AUD10mn 0.50% Deep Discount Note	AUD	10,000,000
0892_GMTN0645_00_1	20-Oct-11	23-Oct-18	US$1.25bn 1.875% Global Notes	US$	1,250,000,000
0888_GMTN0641_00_2	21-Oct-11	21-Oct-41	US$72.7mn Zero Coupon Deep Discount Callable Notes	US$	72,700,000
0890_GMTN0643_00_2	26-Oct-11	26-Oct-41	US$20mn Zero Coupon Callable Notes	US$	20,000,000
0891_GMTN0644_00_2	26-Oct-11	26-Oct-41	US$75.4mn Zero Coupon Deep Discount Callable Notes	US$	75,400,000
0893_NZDM0002_00_1	28-Oct-11	28-Oct-16	NZD150mn 4.125% Notes	NZD	150,000,000
0894_GMTN0646_00_1	14-Nov-11	07-Mar-14	GBP250mn 0.75% Notes	GBP	250,000,000
0895_GMTN0647_00_2	21-Nov-11	21-Nov-12	AUD70mn 6.01% Dual Currency Notes	AUD	70,000,000
0886_GMTN0639_01_1	22-Nov-11	01-Sep-15	US$200mn 0.75% Notes	US$	200,000,000
0898_GMTN0650_00_2	23-Nov-11	23-Nov-16	US$100mn 1.45% Callable Notes	US$	100,000,000
0897_GMTN0649_00_2	25-Nov-11	25-Nov-41	US$78.4mn Zero Coupon Deep Discount Callable Notes	US$	78,400,000
0896_GMTN0648_00_2	06-Dec-11	07-Dec-12	AUD58.3mn 5.07% Dual Currency Notes	AUD	58,300,000
0899_GMTN0651_00_2	15-Dec-11	15-Dec-15	TRY492.9mn 6.45% Notes	TRY	492,900,000
0900_GMTN0652_00_2	15-Dec-11	15-Dec-15	AUD12.2mn 3.54% Notes	AUD	12,200,000
0901_GMTN0653_00_2	22-Dec-11	22-Dec-41	USD76.1mn Zero Coupon Deep Discount Callable Notes	US$	76,100,000

SUMMARY OF REDEMPTIONS
FOR THE FOURTH QUARTER 2011

CCY	SECID	REDEMPTION DATE	DESCRIPTION	EARLY REDEMPTION	ANNUAL REDEMPTION
BRL					
BRL	0791_GMTN0544_00_2	5-Dec-11	BRL200mn 8.40% Notes payable in JPY	27,560,000.00	
BRL	0805_GMTN0559_00_2	5-Dec-11	BRL200mn 8.55% Notes payable in JPY	43,140,000.00	
BRL	0785_GMTN0539_00_2	13-Dec-11	BRL140mn 9.00% Notes payable in JPY	23,620,000.00	
			BRL - TOTAL	94,320,000.00	-
JPY					
JPY	0187_NMTN_00	15-Dec-11	JPY10bn 3.67% Dual Currency Notes		10,000,000,000.00
JPY	0560_GMTN0316_00_2	27-Oct-11	JPY6.55bn Redeemable Fixed and Foreign Exchange-Linked Dual Currency Notes	1,000,000,000.00	-
JPY	0458_GMTN0230_00_2	7-Dec-11	JPY500mn Redeemable Fixed and Floating Rate Notes	500,000,000.00	-
			JPY - TOTAL	1,500,000,000.00	10,000,000,000.00
TRY					
TRY	0708_GMTN0465_00_2	7-Oct-11	TRY3.6mn15.00% Notes		3,600,000.00
TRY	0710_GMTN0464_00_2	14-Oct-11	TRY18mn 15.0% Notes		18,000,000.00
TRY	0727_GMTN0486_00_2	5-Oct-11	TRY280mn 0.50% Deep Discount Notes	32,000,000.00	
TRY	0714_GMTN0474_00_2	27-Oct-11	TRY570mn 0.50% Deep Discount Notes	58,000,000.00	
TRY	0806_GMTN0560_00_2	16-Nov-11	TRY230mn 0.50% Deep Discount Notes	63,000,000.00	
			TRY- TOTAL	153,000,000.00	21,600,000.00
USD					
USD	0602_GMTN0362_00_2	13-Dec-11	US$13mn 3.31% Notes		13,000,000.00
USD	0711_GMTN0470_00_2	9-Dec-11	US$250mn 1.96% Notes		250,000,000.00
USD	0741_GMTN0499_00_2	7-Nov-11	US$10mn Zero Coupon Callable Notes	11,199,988.90	
USD	0742_GMTN0500_00_2	7-Nov-11	US$10mn Zero Coupon Callable Notes	11,199,988.90	
USD	0743_GMTN0501_00_2	7-Nov-11	US$30mn Zero Coupon Callable Notes	33,612,667.50	
USD	0744_GMTN0502_00_2	9-Nov-11	US$10mn Zero Coupon Callable Notes	11,212,692.10	
USD	0745_GMTN0503_00_2	9-Nov-11	US$10mn Zero Coupon Callable Notes	11,212,692.10	
USD	0746_GMTN0504_00_2	9-Nov-11	US$30mn Zero Coupon Callable Notes	33,650,784.30	
USD	0748_GMTN0506_00_2	14-Nov-11	US$10mn Zero Coupon Callable Notes	11,208,456.90	
USD	0749_GMTN0507_00_2	14-Nov-11	US$30mn Zero Coupon Callable Notes	33,625,370.70	
USD	0751_GMTN0509_00_2	21-Nov-11	US$30mn Zero Coupon Callable Notes	33,714,360.30	
USD	0752_GMTN0510_00_2	21-Nov-11	US$30mn Zero Coupon Callable Notes	33,714,360.30	
USD	0753_GMTN0511_00_2	25-Nov-11	US$50mn Zero Coupon Callable Notes	55,999,944.50	
USD	0754_GMTN0512_00_2	28-Nov-11	US$50mn Zero Coupon Callable Notes	55,936,464.50	
USD	0755_GMTN0513_00_2	1-Dec-11	US$25mn Zero Coupon Callable Notes	27,910,089.00	
			USD - TOTAL	364,197,860.00	263,000,000.00
ZAR					
ZAR	0497_GMTN0262_00_2	3-Oct-11	ZAR400mn 7.25% Notes		400,000,000.00
ZAR	0500_GMTN0265_00_2	26-Oct-11	ZAR600mn 7.25% Notes		600,000,000.00
ZAR	0511_GMTN0273_00_2	19-Dec-11	ZAR300mn 7.00% Notes		300,000,000.00
			ZAR - TOTAL		1,300,000,000.00

Asian Development Bank

RESOLUTION

GLOBAL BORROWING AUTHORIZATION FOR 2012

WHEREAS

The Asian Development Bank (ADB) has determined to borrow funds in 2012;

NOW THEREFORE BE IT RESOLVED AS FOLLOWS:

1. ADB is hereby authorized to undertake borrowings from time to time during 2012 and, for this purpose, (i) to create and sell issues of obligations with final maturities of 1 year or more from the date of issue (Bonds), and (ii) to undertake direct borrowings of funds for terms of 1 year or more (Direct Borrowings) in accordance with the provisions of this Resolution. For the avoidance of doubt, Bonds may provide for early redemption at any time prior to final maturity, and Direct Borrowings may provide for prepayment at any time prior to the end of their term.

(i) The aggregate amount of proceeds of Bonds and Direct Borrowings authorized by this Resolution shall not exceed the equivalent of United States dollars Seventeen billion three hundred million ($17,300,000,000).

(ii) For the purposes of subparagraph (i) above, the United States dollar equivalent of the proceeds of each issue of Bonds and each Direct Borrowing shall be determined on the basis of the exchange rate prevailing on the date the Bonds or the Direct Borrowing are priced.

2. The President or any Vice-President is authorized to approve each issue of Bonds and each Direct Borrowing. The Treasurer is authorized to approve (i) each issue of Bonds under the Global Medium-Term Note program involving principal amounts (or, in the case of non-interest bearing or deep discount Bonds, aggregate proceeds) not exceeding $3.0 billion equivalent per issue; (ii) each issue of Bonds under any local currency Medium-Term Note program involving principal amounts (or, in the case of non-interest bearing or deep discount Bonds, aggregate proceeds) not exceeding $1.0 billion equivalent per issue; and (iii) each issue of Bonds (not under the Global Medium-Term Note program and any local currency Medium-Term Note program) denominated in currencies that ADB has previously issued in, involving principal amounts (or, in the case of non-interest bearing or deep discount Bonds, aggregate proceeds) not exceeding $1.0 billion equivalent per issue. In this connection, the President, any Vice-President, or the Treasurer, as the case may be, is authorized to determine, to the extent relevant, in respect thereof:

(i) currency and principal amount;
(ii) amount of proceeds;
(iii) market(s);
(iv) title and form;
(v) price;
(vi) issuance date(s);
(vii) drawdown date(s);

(viii) maturity date(s);
(ix) interest rate(s) and interest payment date(s); and
(x) any other applicable terms and conditions, and to do any and all such other acts as the President, any Vice-President, or the Treasurer, as the case may be, shall deem necessary or advisable to carry fully into effect the transactions authorized by this Resolution.

3. ADB is further authorized to undertake borrowings from time to time during the same period to refinance its existing borrowings. The President, any Vice-President, or the Treasurer, as the case may be, is authorized to approve each such refinancing transaction and to make, in respect of each such refinancing transaction, the determinations contemplated by para. 2 above. Such refinancing transactions shall not be subject to the limitation set forth in para. 1 above.

4. Except as provided in this Resolution or as the President or a Vice-President may otherwise determine, the Borrowing Regulation of ADB, dated 9 December 2008, shall apply to Bonds, Direct Borrowings, and refinancing transactions authorized by this Resolution.

5. The Board of Directors will be notified of the terms of each bond issue completed on a quarterly basis.

6. Formal action in connection with any specific borrowing hereunder shall be subject to the approvals of the governments of the countries concerned, as required by Article 21(i) of the Agreement Establishing the Asian Development Bank.

ADB

Asian Development Bank

RESOLUTION

GLOBAL AUTHORIZATION FOR CURRENCY LIABILITY AND INTEREST RATE SWAP TRANSACTIONS IN 2012

WHEREAS

The Asian Development Bank (ADB) intends to enter into currency liability and interest rate swap transactions in 2012;

NOW THEREFORE BE IT RESOLVED AS FOLLOWS:

1. ADB is hereby authorized to undertake from time to time during 2012 any currency liability swap transactions, interest rate swap transactions, cross currency rate swap transactions, and transactions of a similar nature (each, a swap transaction) in accordance with the provisions of this Resolution.

2. The President or any Vice-President may approve the undertaking of any swap transaction in connection with any of ADB's borrowings and asset and liability management transactions with such party or parties and on such terms and conditions as the President or any Vice-President shall determine. The Treasurer may approve the undertaking or termination of any swap transaction in connection with (i) ADB's borrowings under the Global Medium-Term Note program involving principal amounts (or, in the case of non-interest bearing or deep discount borrowings, aggregate proceeds) not exceeding $3.0 billion equivalent per borrowing; (ii) ADB's borrowings under any local currency Medium-Term Note program involving principal amounts (or, in the case of non-interest bearing or deep discount borrowings, aggregate proceeds) not exceeding $1.0 billion equivalent per borrowing; (iii) ADB's other borrowings (not under the Global Medium-Term Note program and any local currency Medium-Term Note program) denominated in currencies that ADB has previously issued in involving principal amounts (or, in the case of non-interest bearing or deep discount borrowings, aggregate proceeds) not exceeding $1.0 billion equivalent per borrowing; and (iv) ADB's asset and liability management transactions, involving principal amounts (or, in the case of non-interest bearing or deep discount borrowings, aggregate proceeds) not exceeding $1.0 billion equivalent per transaction, in each case with such party or parties and on such terms and conditions as the Treasurer shall determine.

3. Any Authorized Representative (as hereinafter defined) may, in the name and on behalf of ADB, (i) sign and deliver any agreement or document providing for any swap transaction approved by the President, any Vice-President, or the Treasurer, as the case may be, in accordance with para. 2 above; and (ii) execute and deliver all such other documents and do all such other acts as he or she shall deem necessary or advisable in order to carry fully into effect the authority granted him or her under this Resolution.

4. For the purposes of para. 3, the approval and determinations of the President, a Vice-President, or the Treasurer, as the case may be, shall be conclusively evidenced by execution by an Authorized Representative of any agreement or other document providing for such swap transaction.

For the purposes of this Resolution, "Authorized Representative" means

(i) any of the following officers of ADB: the President, a Vice-President, the Treasurer; the General Counsel; Head, Office of Risk Management; the Deputy Treasurer; the Deputy General Counsel; an Assistant Treasurer; an Assistant General Counsel; a Principal Treasury Specialist; and a Principal Counsel; and

(ii) in reference to any particular swap transaction undertaken in connection with ADB's borrowings and asset and liability management transactions, any person who may be designated in writing by the President or a Vice-President as an Authorized Representative for the purposes of this Resolution, or any provision thereof, with respect to such swap transaction.

5. Formal action hereunder with respect to any swap transaction involving the change of a currency in which ADB's obligations are denominated shall be subject to the approvals of the governments of the countries whose currencies are involved in the relevant transaction.